Exhibit 99.1

Bioblast Pharma Updates Corporate Plans

Trehalose Phase 2b Trial in Oculopharyngeal Muscular Dystrophy (OPMD)

On Track to Commence During the Second Half of 2016

Focus On Trehalose As a Potential Platform

Corporate Restructuring and Management Changes:

Fredric Price, Executive Chairman, will lead the

Company’s day-to-day operational efforts

New Haven, Connecticut – June 9, 2016 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced that it plans to initiate a Phase 2b trial with trehalose IV solution in OPMD during the second half of 2016, and has commenced a scientific and business assessment to determine the suitability of using trehalose IV solution in other orphan diseases.

The company intends to enroll more than 70 patients in the Phase 2b clinical trial at up to 15 sites in the United States and Canada. This double-blind, placebo-controlled trial follows from the HOPEMD open label Phase 2a study in which trehalose IV solution was observed to be safe and well tolerated, with no drug-related serious adverse events. Additionally, improvements versus baseline were observed in multiple efficacy endpoints related to dysphagia and muscle strength and function.

“Given the interest in the scientific and medical community with regard to alternative therapeutic uses of trehalose, we have decided to concentrate our internal development efforts exclusively on this drug candidate, which will enable us to leverage our extensive knowledge and expertise from our R&D and manufacturing efforts,” stated Fredric Price, Bioblast’s Executive Chairman. “In the event that we determine to investigate other diseases for which trehalose IV solution may provide positive disease modifying outcomes, we anticipate that we will be able to enter into additional Phase 2 programs rapidly and with little or no incremental preclinical expenses. We anticipate providing shareholders with more information on this expanded trehalose IV solution development program later this year. With this change in mind, we have chosen to postpone work on the mitochondrial replacement and read-through platforms.

“Consequently, with our focus on trehalose IV solution, we have made the decision to streamline company expenditures and downsize the management team, with the result being, among other things, that up to 8 employees have left or will be leaving Bioblast, including the Chief Commercial Officer, Chief Corporate Development Officer, and Chief Financial Officer. Additionally, Colin Foster, Bioblast’s President and CEO, will be leaving his operational position but will continue as a member of the Board of Directors,” continued Mr. Price. “I will remain in my role as Executive Chairman and will lead the Company’s day-to-day operational efforts starting July 1, 2016. Commitments for the payment of severance and related benefits in connection with the personnel adjustments of approximately $1.7 million are expected to be substantially paid out during the third quarter of 2016. The savings from this streamlining are expected to be realized beginning in 2017.”

Bioblast ended the first quarter of 2016 with $21.6 million in cash and equivalents.

“I would like to express my gratitude to those members of our Bioblast team affected by this downsizing,” said Mr. Foster. “These employees have worked with dedication and passion and we are grateful and proud of the work they have done. I am confident that the core remaining operational team, under Fred’s leadership has the skills necessary to drive the trehalose programs forward.”

“I am gratified that Colin will remain on the Board of Directors and want to thank him for his extraordinary service to the Company in an operational capacity,” said Mr. Price, “His advice and counsel are invaluable to the Board and me, and I look forward to working with him closely as we move the Company forward.”

About Fredric Price

Fredric Price has been Executive Chairman of our Board of Directors since April 2014, having served as Chairman of the Board of Directors from April 2012 until April 2014. Since 2013, Mr. Price has served as a member of the Advisory Board of FDNA. From 2013 until 2014, he was Executive Chairman of the Board of Directors and from 2008 to 2013 Chairman of the Board of Directors and CEO of Chiasma. From 2004 to 2008, Mr. Price was Chairman of the Board of Directors of Omrix Biopharmaceuticals; from 2006 to 2012 a member of the Board of Directors of Enobia Pharma; from 2007 to 2010 a member of the Board of Directors of Pharmasset; from 2007 to 2011 Executive Chairman of the Board of Directors of Peptimmune; from 2004 to 2005 Executive Chairman of the Board of Directors of Zymenex; from 2000 to 2004 Chairman of the Board of Directors and CEO of BioMarin Pharmaceutical; and from 1994 to 2000 CEO and a member of the Board of Directors of Applied Microbiology.

As chairman and/or CEO, Mr. Price has raised more than $700 million in a variety of securities transactions, led a total of 21 M&A and licensing transactions, built FDA-approved facilities, and had drugs approved in the US as well as in international markets. Mr. Price received a BA from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases with a lead drug candidate, trehalose 90mg/mL IV solution, in Phase 2 development. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit the Company's website, www.bioblastpharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses plans to conduct a Phase 2b clinical study, the design and timing of such study, the feasibility of additional programs for trehalose IV solution, the timing of providing shareholders with more information on the expanded trehalose IV solution development program, the timing of the payment of severance and related benefits in connection with the personnel adjustments and expected savings. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:
Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: 212-915-0685

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